--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                Amendment No. 5*
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                       and
                                Amendment No. 5*
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              @ ENTERTAINMENT, INC.
                            (Name of Subject Company)


                              UNITEDGLOBALCOM, INC.
                      UNITED PAN-EUROPE COMMUNICATIONS N.V
                             BISON ACQUISITION CORP.

                                    (Bidders)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)


                                   045920 10 5
                      (CUSIP Number of Class of Securities)


                            Anton H.E. van Voskuijlen
                      United Pan-Europe Communications N.V.
                             Fred. Roeskestraat 123
                                 P.O. Box 74763
                       1070 BT Amsterdam, The Netherlands
                                 (31) 20-7789840

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   Copies to:

 William F. Wynne, Jr., Esq.                           Michelle L. Keist, Esq.
      White & Case LLP                                  UnitedGlobalCom, Inc.
 1155 Avenue of the Americas                          4643 South Ulster Street
  New York, New York 10036                                 Suite 1300
       (212) 819-8200                                  Denver, Colorado 80237
                                                           (303) 770-4001
                                 August 6, 1999

         (Date of Event which Requires Filing Statement on Schedule 13D)

================================================================================
*Constituting the final amendment.

                             SCHEDULE 14D-1 and 13D

CUSIP No.   045920 10 5



--------------------- ----------------------------------------------------------
i                      NAME OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      UnitedGlobalCom, Inc.
--------------------- ----------------------------------------------------------
1.                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a)    | |
                                 (b)    |X|
--------------------- ----------------------------------------------------------
2.                    SEC USE ONLY
--------------------- ----------------------------------------------------------
3.                    SOURCE OF FUNDS
                             OO
--------------------- ----------------------------------------------------------
4.                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(e) or 2(f)     | |
--------------------- ----------------------------------------------------------
5.                    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
--------------------- ----------------------------------------------------------
6.                    AGGREGATE AMOUNT BENEFICIALLY OWNED
                      BY EACH REPORTING PERSON*
                             33,701,073*
--------------------- ----------------------------------------------------------
7.                    CHECK IF THE AGGREGATE AMOUNT IN ROW(7)
                      EXCLUDES CERTAIN SHARES | |
--------------------- ----------------------------------------------------------
8.                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                             99%*
--------------------- ----------------------------------------------------------
9.                    TYPE OF REPORTING PERSON
                             CO
--------------------- ----------------------------------------------------------


* UnitedGlobalCom, Inc. is a 62% stockholder of Parent (as defined herein). As of August 6, 1999, there were (a) 33,944,616 Shares (as defined herein) issued and outstanding, (b) outstanding stock options to purchase an aggregate of 3,988,000 Shares and (c) outstanding warrants to purchase an aggregate of 8,599,563 Shares. Parent owns 100% of the Purchaser (as defined herein), and the Purchaser owns approximately 99% of the issued and outstanding Shares (approximately 72% on a fully diluted basis). Pursuant to the Agreement and Plan of Merger dated as of June 2, 1999 by and among Parent, the Purchaser and the Company (as defined herein), the outstanding stock options to purchase an aggregate of 3,998,000 Shares and outstanding warrants to purchase 8,599,563 Shares will be canceled immediately before the merger of the Purchaser with and into the Company, and each holder thereof, in cancellation and settlement therefore, shall be entitled to payment in cash equal to the difference between the exercise price of such options or warrants and $19.00. Any Shares not purchased in the Offer will be canceled and become the right to receive $19.00 per Share when the merger of the Purchaser with and into the Company is completed.

                             SCHEDULE 14D-1 and 13D

CUSIP No.   045920 10 5



--------------------- ----------------------------------------------------------
i                      NAME OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      United Pan-Europe Communications N.V
--------------------- ----------------------------------------------------------
10.                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a)    | |
                                 (b)    |X|
--------------------- ----------------------------------------------------------
11.                   SEC USE ONLY
--------------------- ----------------------------------------------------------
12.                   SOURCE OF FUNDS
                             BK
--------------------- ----------------------------------------------------------
13.                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(e) or 2(f)     | |
--------------------- ----------------------------------------------------------
14.                   CITIZENSHIP OR PLACE OF ORGANIZATION
                             The Netherlands
--------------------- ----------------------------------------------------------
15.                   AGGREGATE AMOUNT BENEFICIALLY OWNED
                      BY EACH REPORTING PERSON*
                             33,701,073*
--------------------- ----------------------------------------------------------
16.                   CHECK IF THE AGGREGATE AMOUNT IN ROW(7)
                      EXCLUDES CERTAIN SHARES | |
--------------------- ----------------------------------------------------------
17.                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                             99%*
--------------------- ----------------------------------------------------------
18.                   TYPE OF REPORTING PERSON
                             CO
--------------------- ----------------------------------------------------------


* As of August 6, 1999, there were (a) 33,944,616 Shares (as defined herein) issued and outstanding, (b) outstanding stock options to purchase an aggregate of 3,998,000 Shares and (c) outstanding warrants to purchase an aggregate of 8,599,563 Shares. Parent owns 100% of the Purchaser (as defined herein), and the Purchaser owns approximately 99% of the issued and outstanding Shares (approximately 72% on a fully diluted basis). Pursuant to the Agreement and Plan of Merger dated as of June 2, 1999 by and among Parent, the Purchaser and the Company (as defined herein), the outstanding stock options to purchase an aggregate of 3,998,000 Shares and outstanding warrants to purchase 8,599,563 Shares will be canceled immediately before the merger of the Purchaser with and into the Company, and each holder thereof, in cancellation and settlement therefore, shall be entitled to payment in cash equal to the difference between the exercise price of such options and $19.00. Any Shares not purchased in the Offer will be canceled and become the right to receive $19.00 per Share when the merger of the Purchaser with and into the Company is completed.

                             SCHEDULE 14D-1 and 13D

CUSIP No.   045920 10 5



--------------------- ----------------------------------------------------------
1.                    NAME OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      Bison Acquisition Corp.
--------------------- ----------------------------------------------------------
2.                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a)    | |
                                 (b)    |X|
--------------------- ----------------------------------------------------------
3.                    SEC USE ONLY
--------------------- ----------------------------------------------------------
4.                    SOURCE OF FUNDS
                             AF
--------------------- ----------------------------------------------------------
5.                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(e) or 2(f)     | |
--------------------- ----------------------------------------------------------
6.                    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
--------------------- ----------------------------------------------------------
7.                    AGGREGATE AMOUNT BENEFICIALLY OWNED
                      BY EACH REPORTING PERSON*
                             33,701,073*
--------------------- ----------------------------------------------------------
8.                    CHECK IF THE AGGREGATE AMOUNT IN ROW(7)
                      EXCLUDES CERTAIN SHARES | |
--------------------- ----------------------------------------------------------
9.                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                             99%*
--------------------- ----------------------------------------------------------
10.                   TYPE OF REPORTING PERSON
                             CO
--------------------- ----------------------------------------------------------


* As of August 6, 1999, there were (a) 33,944,616 Shares (as defined herein) issued and outstanding, (b) outstanding stock options to purchase an aggregate of 3,998,000 Shares and (c) outstanding warrants to purchase an aggregate of 8,599,563 Shares. Parent owns 100% of the Purchaser (as defined herein), and the Purchaser owns approximately 99% of the issued and outstanding Shares (approximately 72% on a fully diluted basis). Pursuant to the Agreement and Plan of Merger dated as of June 2, 1999 by and among Parent, the Purchaser and the Company (as defined herein), the outstanding stock options to purchase an aggregate of 3,998,000 Shares and outstanding warrants to purchase 8,599,563 Shares will be canceled immediately before the merger of the Purchaser with and into the Company, and each holder thereof, in cancellation and settlement therefore, shall be entitled to payment in cash equal to the difference between the exercise price of such options and $19.00. Any Shares not purchased in the Offer will be canceled and become the right to receive $19.00 per Share when the merger of the Purchaser with and into the Company is completed.

     This Amendment No. 5 amends and  supplements  the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D filed on June 8, 1999 (as amended and supplemented, the "Schedule 14D-1/13D") relating to the offer (the "Offer") by Bison Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of United Pan-Europe Communications N.V, a corporation incorporated under the laws of the Netherlands ("Parent"), to purchase all of the issued and outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of @ Entertainment, Inc., a Delaware corporation (the "Company"), at a price of $19.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 1999 and the related Letter of Transmittal, as they may be amended from time to time. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offer to Purchase.

Item 6.   Interest in Securities of the Subject Company

     Item 6 is hereby amended and supplemented by adding thereto the following:

     On August 6, 1999, the Purchaser accepted for payment a total of 33,701,073 Shares (including 31,208 Shares tendered pursuant to notices of guaranteed delivery representing approximately 99% of the outstanding Shares). Any Shares not purchased in the Offer will be canceled and will become the right to receive $19.00 per Share when the Merger of the Purchaser with and into the Company is completed. In addition, the Purchaser has acquired 100% of the outstanding Series A and Series B 12% Cumulative Preference Shares of the Company.

Item 10.  Additional Information.

     Item 10(f) is hereby amended and supplemented as follows:

     The Offer terminated at 12:00 midnight, New York City time, on Thursday, August 5, 1999.

     On Friday, August 6, 1999, Parent issued a press release announcing, among other things, the completion of the tender offer and the purchase of the Shares. The full text of the press release is set forth in Exhibit (a)(12).

Item 11.  Material to be Filed as Exhibits.

     Item 11 of the Schedule 14D-1/13D is hereby amended and supplemented to add the following:

         Exhibit Number                Description
         --------------                -----------
         Exhibit (a)(12)               Press release issued on August 6, 1999

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 6, 1999                  United Pan-Europe Communications N.V


                                        By:       /s/ Mark Schneider
                                           ------------------------------------
                                           Name:   Mark Schneider
                                           Title:  Chairman of the Board and
                                                      Chief Executive Officer


Dated:  August 6, 1999                  Bison Acquisition Corp.


                                        By:      /s/ Mark Schneider
                                           ------------------------------------
                                           Name:   Mark Schneider
                                           Title: President


Dated:  August 6, 1999                  UnitedGlobalCom, Inc.


                                        By:      /s/ Ellen P. Spangler
                                           ------------------------------------
                                           Name:   Ellen P. Spangler
                                           Title:  Senior Vice President